Tallahassee Office ______ 2457 Care Drive Tallahassee, Florida 32308 (850) 878-2411 - Telephone (850) 878-1230 – Facsimile e-mail: tall@idlaw.biz	REPLY TO TALLAHASSEE OFFICE	Tampa Office ______ 500 N. Westshore Blvd, Suite 1010 Tampa, Florida 33609 (813) 289-1020 - Telephone (813) 289-1070 - Facsimile e-mail: tampa@idlaw.biz

November 2, 2010

Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549

RE:	Coastal Caribbean Oils & Minerals, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 12, 2010
Response Letter Dated October 8, 2010
File No. 001-04668

Dear Mr.  Hiller:

This firm represents Coastal Caribbean Oils & Minerals, Ltd.  (“Coastal”)  and in that regard has been asked to provide you with the following response to your comments regarding Coastal’s Form 10-K for the fiscal year ended December 31, 2009.  The original comments in your letter of September 28, 2010, were addressed in our letter to you of October 8, 2010.  In your letter of October 25, 2010, additional comments were raised regarding our responses and those comments are addressed by Coastal’s responses below.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	In your next response letter, please provide the representations that we are asking for at the end of this letter:

Response

The representations appear at the end of this letter.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 22

2.
We note your response to prior comment 3 indicating that you perform a full cost ceiling test at the end of each quarter.  However, the revisions you have proposed continue to indicate that you would only conduct the ceiling test after establishing proved reserves.  Please modify your disclosures to resolve this inconsistency.

Karl Hiller
November 2, 2010

Response

The disclosure we proposed in our previous response has been modified to address your comments and our current proposed revised disclosure is as follows:

Unproved Oil, Gas and Mineral Properties

The Company follows the full cost method of accounting for its oil and gas properties.  All costs associated with property acquisition, exploration and development activities whether successful or unsuccessful are capitalized.  As our properties are unproven, these costs are temporarily exempt from amortization.  Once the Company has proved reserves the capitalized costs will be amortized using the unit-of-production basis.

The Company assesses whether its unproved properties are impaired at least on a quarterly basis.  This assessment is based upon work completed on the properties to date, the expiration date of its leases and technical data from the properties and adjacent areas.  Our capitalized costs are subject to a ceiling test which basically limits such costs to the aggregate of the estimated present value discounted at a 10% rate of future net revenues from proved reserves based on current economic and operating conditions, plus the cost of properties not being amortized.  As of December 31, 2009 and 2008, no impairment was identified.

Sales of unproved nonoperating interests in oil and gas leases are accounted for as a reduction in the capitalized amount of the leases.

Note 2 – Unproved Oil and Gas Properties, page 24

3.
Your disclosure under this heading indicates you have leased acreage in Montana of 114,832 net acres and does not agree with your disclosures of undeveloped acreage at page 7.  Please reconcile these disclosures and explain any difference.

Response

The disclosure under this heading did not reflect the leases which had expired during 2009 that are correctly reflected in the disclosure of undeveloped acreage at page 7 in the Form 10-K.  The disclosure under this heading incorrectly stated the acreage that the Company held at the beginning of 2009 and not at the end of 2009, as a result of human error.  The total acreage disclosed under this heading (114,832 net acres) less the leases that expired in 2009 (79,039 gross) result in the proper number of remaining acreage as set out in the disclosure of undeveloped acreage at page 7.  The remaining difference between our previous response which broke out the expired gross acres by year is the 80 acre difference between the gross and net acres that expired in 2009, (35,873 acres – now both gross and net).

Karl Hiller
November 2, 2010

Controls and Procedures, page 32

4.
We have read your response to prior comment 6 and see that you propose to amend your disclosure to state that your disclosure controls and procedures were effective.  We note that your proposed disclosures do not include a conclusion regarding the effectiveness of your internal control over financial reporting as of the balance sheet date.  Please note that you need to provide conclusions of your evaluation of disclosure controls and procedures and your assessment of internal control over financial reporting to comply with Items 307 and 308 of Regulation S-K.  Please revise your disclosures to comply with your reporting requirements.

Response

We have revised the disclosures to comply with Item 307 of Regulation S-K, including the disclosure of the conclusion regarding the effectiveness of the Company’s internal control over financial reporting as of the balance sheet date and are prepared to file the revised disclosure as necessary.

Below is our proposed revised disclosure:

Item 9A.    Controls and Procedures

a.	Management’s evaluation of disclosure controls and procedures

As required by Rule 13a-15(b) under the Exchange Act, management carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report. Based on that evaluation, management believes that, as of December 31, 2009, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, accumulated, processed, summarized, reported, and communicated on a timely basis within the time periods specified in the Securities and Exchange Commission’s rules and forms.

b.	Management’s annual report on internal control over financial reporting.

1.  Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.  Our internal control over financial reporting is a process designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with appropriate management authorization and accounting records are reliable for the preparation of financial statements in accordance with generally accepted accounting principles.

2.  Internal control over financial reporting is a process tailored to the Company’s unique circumstances, designed under the supervision of the Company's Chief Executive and Chief Financial Officer, and effected by the Company's Board of Directors, its consultants and other personnel, taking into account the small size of the Company, small number of employees and others involved in the Company’s finances.  The process uses a system of checks and balances to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

Karl Hiller
November 2, 2010

•  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company's assets and the review of those transactions and dispositions by the Company’s compliance officer;
•  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of management or the Company's Board of Directors; and
•  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material adverse effect on the Company's financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting and based upon that assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

3.  This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

c.	Changes in internal controls.

The Company made no changes in its internal control over financial reporting that occurred during the Company’s fourth fiscal quarter that has materially affected, or which is reasonably likely to materially affect the Company’s internal control over financial reporting.

Exhibit 31.1 - Certifications

5.	Please update the certifications with your amendment to comply with Item 601(b)(31) of Regulation S-K.

Response

We have updated the revised certification to conform to the requirements of Item 601(b)(31) of Regulation S-K and are prepared to file the revised certifications. Below is our proposed revised Exhibit:

Karl Hiller
November 2, 2010

Exhibit 31.1

Coastal Caribbean Oils & Minerals, Ltd.

Rule 13a-14 Certification

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER
AND CHIEF ACCOUNTING OFFICER

I, Phillip W. Ware, certify that:

1.  I have reviewed this annual report on Form 10-K of Coastal Caribbean Oils & Minerals, Ltd.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and I have:

a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)  Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)  Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

Karl Hiller
November 2, 2010

5.  I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting;

Date: November __, 2010

By:	/s/ Phillip W. Ware
Phillip W. Ware,
Principal Executive Officer and
Principal Accounting Officer

Closing Comments

We believe the above responses fully address the additional comments raised in your letter and, assuming that you agree, we are prepared to file an amendment to the revised sections of the Form 10-K for the fiscal year ended December 31, 2009, as needed.

In connection with this response, Coastal Caribbean Oils & Minerals, Ltd. acknowledges the following:

o	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from making any action with respect to the filing; and
o	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your consideration and if you have any further questions or comments, please contact me at (850) 878-2411.

Sincerely,

/s/ Robert J. Angerer, Jr.

Robert J. Angerer, Jr.
Igler & Dougherty, PA